SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 888, dated March 24, 2020. DEL-028/2021.

CERTIFICATE OF MINUTES OF THE EIGHT HUNDRED AND EIGHTY-EIGHTH BOARD OF DIRECTORS’ MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/CNPJ (Corporate Taxpayer ID) No. 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 888th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held at 4:55 pm on the twenty-fourth day of March of two thousand and twenty-one, with opening and adjournment recorded at 10:35 pm of the same day. The meeting was held remotely, using the Cisco Webex Meetings videoconferencing application. The meeting was chaired by Director RUY FLAKS SCHNEIDER (RFS), via videoconference. Directors WILSON PINTO FERREIRA JR. (WFJ), MARCELO DE SIQUEIRA FREITAS (MSF), LÚCIA MARIA MARTINS CASASANTA (LMC), DANIEL ALVES FERREIRA (DAF), MAURO GENTILE RODRIGUES CUNHA (MRC), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) and FELIPE VILLELA DIAS (FVD) attended the meeting via videoconference. There is no record of absences. The Governance Secretary, BRUNO KLAPPER LOPES (BKL), and the Board of Director’s Advisor, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), also attended the meeting. As provided for under Article 28, head provision, of the Eletrobras’ Articles of Incorporation, this meeting should be opened if attended by the majority of its members, and its resolutions usually should be taken by the majority of those present. The meeting was opened with the attendance of ten members, observing the minimum opening quorum of six members. The minimum quorum for taking resolutions is six members, except when a change to the quorum of attendees is expressly registered at the time of resolution. The agenda of this meeting concerns the choice by the Board of Directors of one between the two candidates evaluated for the position of Chief Executive Officer of the Company, aiming to recommend such chosen candidate, with basis on Article 16, Sole Paragraph, of the Articles of Incorporation, to the Controlling Shareholder, for his appointment and election to the position of Director at the 61st Annual Shareholders’ Meeting of the Company, therefore aiming at his subsequent election by this body to the position of Chief Executive Officer of the Company, under the terms of Article 36, Item XVIII, of the Articles of Incorporation. Furthermore, in accordance with Article 43, Paragraph 1, of the Articles of Incorporation, Eletrobras’ CEO will be chosen among the members of the Board of Directors. Decision: DEL-028, dated March 24, 2021. Eletrobras’ Chief Executive Officer Succession Process: offering of a non-binding recommendation to the controlling shareholder based on Article 16, Sole Paragraph, of the Articles of Incorporation. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, and grounded on the favorable opinion of eligibility submitted by the Management, People and Eligibility Committee – CGPE at 067th meeting adjourned on March 22, 2021, and in the related supporting material, RESOLVED: 1. to recommend to the controlling shareholder, based on Article 16, Sole Paragraph, of the Company’s Articles of Incorporation, Mr. Rodrigo Limp Nascimento to fill a vacancy in this body, aiming at the future exercise of the position of Chief Executive Officer of the Company; 2. To determine that the Financial and Investor Relations Department – DF formalize the recommendation established in item 1 above, by means of a Company’s relevant fact; 3. To determine that the Financial and Investor Relations Department – DF, the Superintendent’s Office of Investors Relations – DFR, the General Secretariat – PRGS, and the Governance Office – CAAS each adopt, within their respective scope of operation, the measures required for compliance with this Resolution. Quorum for Adopting Resolutions: The resolution was passed by a majority of seven votes in favor of the recommendation of Mr. Rodrigo Limp Nascimento, with three contrary votes recorded. The votes were taken in the order shown in the voting map below: ▪ Director BEC: He voted in favor of recommending Mr. Rodrigo Limp Nascimento. Justification: While grounding his vote, he pointed out that Eletrobras had an experienced and well qualified Executive Board, which would be able to provide all necessary support to Mr. Rodrigo Limp. In addition, he made reference to the very statement of Korn Ferry consulting firm, when the latter affirmed that structuring internal mechanisms to support the CEO’s management activities would be possible, thus facilitating a comprehensive action of such

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CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 888, dated March 24, 2020. DEL-028/2021.

officer on key strategic themes which might significantly impact the business and future development of the Company. He also reiterated that the issuance of Provisional Measure No. 1.031/2021 stood as a relevant warning for Eletrobras as concerns to the need for the Company to follow up the issue with the Legislative Branch, in order to safeguard its legitimate interests in the course of the legislative process. In his view, it became essential for Eletrobras to duly regard, as far as the role and qualities of its main leader are concerned, the ability to communicate and defend the Company’s interests with the stakeholders engaged in the legislative activity, so as to ensure the protection of the company’s legitimate interests along the process. Lastly, he recalled that the analysis and voting of the provisional measure would be preceded by a series of questions and requests for clarification addressed to the Company itself, which should be able to communicate with this specific public, at risk of the process to run in absentia, and in a direction not consistent with Eletrobras’ best interests. Therefore, as Eletrobras’ capitalization is the main project for both controlling shareholder and company, the fact that the candidate has the main attribute for the current need to accomplish such aim establishes a clear connection between the vote and its motivation. ▪ Director DAF: He voted in favor of recommending Mr. Rodrigo Limp Nascimento. Justification: He presented the following vote report to the body: “In view of the latest events and what was possible to absorb from this Board of Directors’ Meeting, by which we were urged to approve the new member of the Company’s Board of Directors, I believe that making some remarks is important, as they support my agreement to appointing Mr. Rodrigo Limp Nascimento for the position of Director against the competing candidate, whom I believe to be equally qualified. Firstly, there is a greater interest, in the next 100 days, there will be a definition about the capitalization process of Eletrobras, under the terms of Provisional Measure No. 1.031, dated February 23, 2021, which according to the Controlling Shareholder, represented by Honorable Minister Bento, of the Ministry of Mines and Energy (“MME”), should have its basis on the Company’s management. Another relevant point that should not go unnoticed, whether by the Company, the market, or its shareholders, is that, in the appointment process within a company where there is a controlling shareholder, in this case the Federal Government, the Principle of Governance is relativized, since the greater good – the Company – should be viewed from the perspective of the Brazilian society, which entails the need for value to be generated for everyone, and not only for shareholders, whether they are in the position of controlling or minority shareholders. It should also be noted that the current process is targeted at setting up a new composition for the Company’s Board of Directors, with a non-binding recommendation to the controlling shareholder, pursuant to Article 16, Sole Paragraph, of the Articles of Incorporation, to elect Mr. Rodrigo Limp for the position of Director at the Shareholders' Meeting (“AGO”) to come, a moment from which, once elected and sworn in, he may be elected Chief Executive Officer by the new composition of the Board of Directors. And more! Soon, the Executive Board will also be elected and, with that, there will be recomposition of all its members, which implies all the required governance processes and objectives, already followed by the Company in other appointment processes. Thus, even though respect for the Company’s policies and processes are admitted to be indispensable for the exercise of good governance and long-term value generation, I understand that this recommendation for a new member to the Board of Directors is not binding on the controlling shareholder, given that such appointment contemplates the appointed person’s subsequent candidacy, to be passed by the Board of Directors, for the position of Chief Executive Officer of the Company, and so it embodies a strategic alignment between the Board of Directors and the controlling shareholder, aiming at the best interests of the Company, which includes a future scenario of capitalization of Eletrobras, with the consequent untying of the bonds with the public sector that currently hinders its competitive capacity. One should not lose sight of the fact that the set of rules currently imposed on Eletrobras requires that any and all election of a member of the Executive Board by its Board of Directors be subject to merit approval by the Chief of Staff, which is an office connected to the controlling shareholder. In this way, the intended independence of the Board of Directors to choose and elect Executive Board’s members is currently limited by a specific rule under the Public Corporations Act (Article 22, Item II, of Decree No. 8945/16). The root of the problem, therefore, does not lie in the definition of practices or processes, but in the very nature of a state-owned company, which implies rules and standards that prevent or hinder the adoption of the best market practices for its corporate

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CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 888, dated March 24, 2020. DEL-028/2021.

governance. In addition, owing to the technical quality and strategic alignment shown by the candidate, there is no prospect of undoing or weakening what has been pursued by everyone in recent years, and which makes of Eletrobras a role model for its management focused on values and results. On the contrary, it is understood that the candidate in question will have technical training to achieve these objectives, which are intrinsically connected to the capitalization process. I therefore vote for the Board of Directors to choose Mr. Rodrigo Limp Nascimento and submit a non-binding recommendation to the controlling shareholder, aiming at Nascimento’s appointment and election at the next Eletrobras’ Shareholders’ Meeting, so that the Board of Directors may assess his election for the position of Chief Executive Officer of Eletrobras”. ▪ Director FVD: He voted in favor of recommending the competing candidate. Justification: While grounding his vote, he asserted that the competing candidate was better prepared to occupy the position of Chief Executive Officer of Eletrobras, as highlighted by Korn Ferry consulting firm. Additionally, he argued that Mr. Rodrigo Limp Nascimento could also, as Secretary of the Ministry of Mines and Energy, contribute to the successful progress of the Provisional Measure dealing with Capitalization, without the need for him to occupy the position of Chief Executive Office of Eletrobras. However, he pointed out that the indication of the controlling shareholder, in his preliminary view, seems to have been based on a technical and meritorious evaluation, given the qualification and background of the said candidate. ▪ Director LMC: She voted in favor of recommending the competing candidate. Justification: While grounding her vote, she noted that the management of Eletrobras companies is quite intricate and requires a candidate with a fitting profile for the challenge of managing its assets and people. She pointed out that the Chief Executive Officer of Eletrobras will be in charge of leading not only Eletrobras, but also its subsidiaries, which only intensifies the challenge. In this sense, she asserts that recommending the competing candidate is the appropriate choice, which is in line with that outlined by the Commission and recommended by Korn Ferry. Nevertheless, she asserted that Mr. Rodrigo Limp Nascimento is a brilliant technician, with enormous regulatory knowledge in the electricity industry, as recognized by the very Korn Ferry consulting firm, and that, given this context, she believes that the most suitable position for him would be Eletrobras’ Officer under the Articles of Incorporation, which would be charged with the priority and dedicated assignment to defend Eletrobras’ interests in the process of passing Provisional Measure No. 1.031/2021. Lastly, she expressed discontentment with the misalignment between the internal process and the late indication made by the controlling shareholder. Even though she recognizes the right of the controlling shareholder to participate in this process and to propose candidates, she believes that the procedure should have been better aligned and fulfilled. ▪ Director LEM: He voted in favor of recommending Mr. Rodrigo Limp Nascimento. Justification: While grounding his vote, he argued that both candidates showed to be, during their individual presentations, fully aligned and in favor of Eletrobras’ capitalization proposal by way of Provisional Measure No. 1.031, dated February 23, 2021. In this sense and considering his concern with the gradual deterioration of the organizational culture and climate in Eletrobras companies, Director LEM expressed the understanding that the choice of the competing candidate would only accentuate and accelerate the worsening of the work environment of employees. Additionally, he considered that the legislative activity of the National Congress follows its own steps, which is why it is not possible to foresee, with clarity, the final bases of a given model for process of return to private sector of the Company. In this sense, he believes that Mr. Rodrigo Limp Nascimento, as Chief Executive Officer of Eletrobras and holder of background in dealing with this specific stakeholder, will have the necessary tools and the related fiduciary duty of defending the real interests of Eletrobras, so that, if the said provisional measure is eventually passed, then converted into law, this process should occur with transparency and respect for the Company’s employees and other stakeholders, and always aiming at Eletrobras’ best interests, and not at the interests of other external agents. Although the consulting firm engaged did not recommend his name, based mainly on his little background in the executive position, Mr. Rodrigo Limp Nascimento proved to be truly knowledgeable about the regulatory environment, the electricity industry, and of the trading of energy, and, in addition, showed to be open to dialogue, quite aware of the organizational culture, and its employees. In this sense, Director LEM considered the latter to be the best candidate to lead the company in the face of the strategic guidelines established in the 2020-2035 Strategic Plan, such

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CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 888, dated March 24, 2020. DEL-028/2021.

as: i) Creating value by increasing the efficiency of G&T assets; ii) Cementing the leadership in G&T, focusing on clean energy; iii) Achieving leadership in trading, with attractive margins, and efficiency in risk management; iv) Developing a culture of high performance and excellence in people management, with meritocracy; v) Having a leading role in innovation, and furthering the digital transformation of business and management processes. He also pointed out that his experience as Electric Energy Secretary of MME and Officer of ANEEL implied that he would be aware of the role of the state-owned company, and of its relationship with the federal government. He also asserted that, in the position of Coordinator of electrical power reconnection in the State of Amapá, in the face of the electric crisis that occurred in 2020, the candidate showed a sense of urgency appropriate for the moment. In his view, Mr. Rodrigo Limp Nascimento would be able to bring innovative solutions to the current problems of the Company, something of great relevance, considering that the electricity industry has been going through great transformations. Therefore, Director LEM understood that Mr. Rodrigo Limp Nascimento has a compatible profile for the position and that his little background in the executive position can be minimized with the excellent quality of Eletrobras’ staff, executive board, and board of directors. ▪ Director MSF: He voted in favor of recommending Mr. Rodrigo Limp Nascimento. Justification: He presented the following vote report to the collective body: “Considering that the consulting firm’s written statement states, and it could not be otherwise, that the basis for its assessment lie in the assumptions for candidate selection set by this very Board, and bearing in mind that the scenario has changed since this Board consolidated the said assumptions owing to the actual start of the processing of Provisional Measure No. 1.031, which provides for the return to the private sector of this Company, and, as a result, the clearer knowledge of the underlying challenges; whereas the same consulting firm acknowledged, at this meeting, the prevalence of positive characteristics as concerns such challenge imposed by MP No. 1.031 in candidate Rodrigo Limp; whereas this Board has acknowledged, for some years, the increasingly urgent need for the capitalization of the Company as a capital element for its future and that, therefore, there is greater convergence between this demand and the said candidate; and also considering that the process of MP No. 1.031 and, subsequently, if approved, the actual return to private sector and capitalization of Eletrobras will be the main agenda of the Company in the next 12 months; I vote in favor of his recommendation”. ▪ Director MRC: He voted in favor of recommending the competing candidate. Justification: He presented the following vote report to the collective body: “As of today, March 24, 2021, Eletrobras’ Board of Directors decided, against my vote, to accept the appointment of the controlling shareholder for the position of Chief Executive Officer of Eletrobras. This decision deviated from the succession process undertaken as a commitment by this board by a Notice to the Market dated January 25, 2021. Additionally, it ignored the formal opinion of the independent external consulting firm engaged to aid us in this process, in the sense that “it does not recommend the candidate for the position of Chief Executive Officer.” More than that, the consulting firm confirmed that it would maintain such an opinion even if the job specification were changed to a greater focus on regulatory issues, notably connected to the Eletrobras capitalization process. At the same meeting, unfortunately, there was an irremediable breach of confidence in the governance process of this board. In view of the said facts, I present my RESIGNATION, on an irrevocable and irreversible basis, to the positions of member of Eletrobras’ Board of Directors, and Coordinator of the Audit Committee created by the Articles of Incorporation, to become effective at the adjournment of this meeting. Obviously, I request that my name be excluded from the Management Proposal to the Shareholders’ Meeting for reinstatement, as stated in the material that was resolved by this Collective Body in RCA 887, which took place earlier today. Without further ado, I would like to acknowledge the entire Eletrobras community, which I had the opportunity to meet and interact in the past few years. It is an obstinate group, which managed to recover one of the most dilapidated state companies in years past, with an endeavor that will undoubtedly go down in history. I am grateful to today’s director Wilson Ferreira, to all my colleagues on the board, to the Executive Board, and other colleagues in all subsidiaries. I am especially grateful to former Chief Executive Officer José Monforte, who honored me with the invitation to join this Collective Board, and so remarkably led the evolution of governance until last year. Thanks also to Korn Ferry for the services provided in this last assignment, to the candidates who accepted the challenge of participating in the process and, in particular, to the professionals of the

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CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 888, dated March 24, 2020. DEL-028/2021.

Governance Office, namely Bruno Klapper and Fernando Khoury – in my opinion, the best in Brazil! I hope that the seeds of governance planted will persist and flourish again, leading Eletrobras to new opportunities to accomplish its purpose of providing energy for the sustainable development of our society. This vote should be attached to the minutes of this meeting, and made public accordingly.” ▪ Director RBS: He voted in favor of recommending Mr. Rodrigo Limp Nascimento. Justification: Reporting to vote report presented by Director MSF verbatim. Additionally, he reported having had the opportunity to witness the excellent work done by Mr. Rodrigo Limp Nascimento for 8 years at ANEEL as a specialist in regulation, in the period when he was placed at the related Specialized Attorney’s Office, and also in his work as Officer of ANEEL, when he was able to witness Nascimento’s deep knowledge of the electricity industry, as well of the regulated environment, where the latter also showed exceptional communication and dialogue skills with the various stakeholders of the said regulatory agency. He also argued that the issue of compensation under current discussion, which limits the compensations of its managers to levels much lower than those existing in the market, and even in other state-owned companies of an equivalent size, greatly impairs the attraction of talents to the executive positions of Eletrobras companies, so that the mission of spotting a candidate interested in the position and fulfilling all the characters and profiles pursued for the position becomes virtually unfeasible. Nevertheless, he stressed that, to his happy surprise, he was able to found that both competing candidates have outstanding technical profiles. However, he underlines that he could identify that Mr. Rodrigo Limp Nascimento had the best combination of attributes for the company’s current needs. Firstly, as already mentioned by Director MSF, owing to the ability to advocate on the progress of the company’s capitalization project, which is a key element for the future of Eletrobras. Secondly, because Mr. Rodrigo Limp Nascimento can actively contribute to structuring the implementation of Angra 3 project, which will require advocacy before several federal government agencies, such as the Ministry of Economy, BNDES, Ministry of Mines and Energy, and CPPI. With these considerations, Director RBS asserted that Mr. Rodrigo Limp Nascimento is the most fitting choice in the scope of this process. ▪ Director WFJ: He voted in favor of recommending Mr. Rodrigo Limp Nascimento. Justification: Reporting to vote report presented by Director MSF verbatim, also emphasizing that the strategic plan and the business and management steering plan of Eletrobras point out to the actual need for this Company to be capitalized, so that it will achieve tools and resources for competitiveness, resumption of investments, and regain of a prominent and leading position in the electricity industry and related innovation efforts. Additionally, he stressed that Eletrobras’ Executive Board is composed of executives of outstanding quality and with extensive professional background, which make of them fully capable of providing appropriate support to Mr. Rodrigo Limp Nascimento in the management of this Company. ▪ Director RFS: He voted in favor of recommending Mr. Rodrigo Limp Nascimento. Justification: Reporting to vote report presented by Director MSF verbatim, having also noted that the process of succession of the presidency of a state-owned company has peculiarities as concerns the actual role to be played by the controlling shareholder. The prerogative of the controlling shareholder to exercise control of convenience and opportunity of this appointment does not stem from mere custom or from his unilateral manifestation of will, but from a specific assignment set forth in specific regulations that are widely known to shareholders, managers, and other stakeholders. He also pointed out that Eletrobras should not remain impassive over the course of the legislative process of analysis and appraisal of the Provisional Measure about Capitalization, so that, in his view, Mr. Rodrigo Limp Nascimento seems to be an ideal leader for Eletrobras to strengthen its capacity to act in this battle front, always aiming to safeguard its legitimate interests. Further information in the minutes of this meeting, including the identification of the competing candidate, were omitted from this certificate, as they relate to: (i) personal information protected by confidentiality commitments, under the terms of Article 31 of Law No. 12527, dated November 18, 2011; (ii) business information of a strategic nature and of interest purely internal to the Company, which is a legitimate precaution, supported by the duty of confidentiality of the Management, according to the “head provision” of Article 155 of Law No. 6404/76, therefore standing outside the scope of the provisions under Paragraph 1 of Article 142 of the said Law. With no further issues to be addressed as concerns the business in question, the collective body ordered that the Governance

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CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 888, dated March 24, 2020. DEL-028/2021.

Secretary execute this certificate, which after being read and approved, was signed by the Chairman of the Board of Directors of Eletrobras.

Rio de Janeiro, April 05, 2021.

RUY FLAKS SCHNEIDER

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.